Exhibit 99.2
Sun Life Financial increases quarterly dividend
on Common Shares and declares dividend on Preferred Shares
Toronto — July 31, 2007 — The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.34 per common share, payable October 1, 2007 to shareholders of record at the close of business on August 22, 2007. This dividend represents an increase of 13% over the past 12 months.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; $0.278125 per Class A Non-Cumulative Preferred Share Series 3; $0.278125 per Class A Non-Cumulative Preferred Share Series 4; and $0.28125 per Class A Non-Cumulative Preferred Share Series 5, payable September 28, 2007 to shareholders of record at the close of business on August 22, 2007.
Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2007, the Sun Life Financial group of companies had total assets under management of $435 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Paul Petrelli
Senior Manager	Assistant Vice-President, Investor Relations
External Communications & Corporate Affairs	Tel: 416-204-8163
Tel: 519-888-3160	investor.relations@sunlife.com
susan.jantzi@sunlife.com